

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-mail
Karl McDonnell
President and Chief Executive Officer
Strayer Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

      Re: Strayer Education, Inc.
            Form 10-K for the Year Ended December 31, 2013
            Filed February 19, 2013
            File No. 000-21039

Dear Mr. McDonnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

Regulation, page 13

Title IV Programs, page 16

1.   If material, disclose how changes to the availability of Pell Grant awards and Federal Direct Student Loans will impact your operations. We note the disclosure on page 43 that you experienced a continued mix shift toward graduate and corporate sponsored students during the reported financial periods.

<u>Provisional Certification, page 17</u>

2.   We note that on December 22, 2011 the Department of Education approved your
        Program Participation Agreement on a provisional basis. In your response, please
        confirm that obtaining Department of Education approval for substantial changes,
        including the addition of any new location, level of academic offering or non-degree
        program, is the only material additional condition you must comply with as a result of
        your provisional certification.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 41</u>

<u>Liquidity and Capital Resources, page 46</u>

3.   Disclose the material terms of your second amended and restating revolving credit and
        term loan agreement.

4.   Please expand your discussion of cash flows to more fully address material trends,
        including the decline in cash flow from operations over the reported periods. Refer to
        Item 303(a)(2)(ii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Senior Staff Accountant, at 202-551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director